UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS PARTICIPATED AT THE METAL EXPO’ 2009 ANNUAL EXHIBITION

Moscow, Russia – November 16, 2009 – Mechel OAO (NYSE: MTL) has participated the
15th Metal Expo’ 2009 international industrial exhibition that was held at the
Crocus Expo International Exhibition Center November 10th to 13th, 2009.
500 organizations from twenty-five countries worldwide were featured at Metal
Expo’ 2009 traditional forum of steelmakers. 18,500 experts representing various industries visited the booths at the event served by 2,700 representatives of the companies. The exhibition in Moscow included thirty conferences, panel discussions, seminars, and presentations with participation of approximately
3,000 top executives and experts in steelmaking and related industries.
The integrated corporate booth of Mechel presented the products of the Group’s subsidiaries, such as Chelyabinsk Metallurgical Plant OAO, Izhstal OAO,
Beloretsk Metallurgical Plant OAO, Urals Stampings Plant OAO, and Vyartsilya
Metal Products Plant ZAO. The booth was served by representatives of Mechel
Steel Management OOO (Mechel steel division), Mechel Service Global international steel trading holding subsidiaries’ representatives including representatives of its Russian sales and services subsidiary Mechel Service OOO.
A total of 80 representatives of Mechel and its subsidiaries worked at the exhibition.
Mechel subsidiaries gained several prizes and awards in several nominations of the event. The company was awarded a diploma for professional presentation of services and goods and a cup for the best exposition.
Nash Mechel (Our Mechel) corporate magazine won the corporate media competition
(The Best Corporate Publication in the Steel Industry ‘2009) held by the Metal
Supply and Sales magazine in the nomination of the Best Corporate Edition for
Partners and Clients. Mechel’s periodicals has already had several prizes in this competition. Thus, Nash Mechel magazine was awarded as the best corporate magazine in 2006. In 2006 and 2007 Chelyabinsky metallurgist newspaper was awarded as The Best Publication of Metallurgical Plants.
Video presentation by Chelyabinsk Metallurgical Plant was a prize winner of
Metal Vision’2009 competition for the best video on steelmaking in Russia and
CIS. Last year another Mechel’s subsidiary Beloretsk Metallurgical Plant won a prize and diploma for the best scenario.
Mechel Service became the winner in the ½ A4 nomination of The Best Layout for
Advertising in Steelmaking and Steel Trade traditional competition held by Metal
Supply and Sales magazine.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 16, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO